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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number: 33-67854
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                           NOTIFICATION OF LATE FILING

     (Check one):  [ ] Form 10-K   [ ] Form 11-K   [ ]Form 20-F   [X] Form 10-Q

[ ] Form N-SAR

         For Period Ended: September 30, 2000
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[ ] Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                CMI Industries, Inc.
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Former name if applicable:              Not applicable
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Address of principal executive office:  1301 Gervais Street, Suite 700
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City, state and zip code:               Columbia, South Carolina 29201
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                                     PART II
                            RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly
[X] report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  As previously reported by CMI Industries, Inc. (the "Corporation"), on May 1, 2000, the Corporation announced the completion of the sale of its furniture fabrics assets of its Chatham Division to Interface Fabrics Group, Inc. ("Interface"). The Corporation used the proceeds from the sale to pay down outstanding indebtedness under its secured revolving credit facility.

                  In addition, on October 27, 2000, the Corporation announced the completion of the sale of its automotive fabrics assets of its Chatham Division to Borgstena Textile North America, Inc. ("Borgstena"). The Corporation used the proceeds from the sale to pay off the remaining outstanding indebtedness under its secured revolving credit facility.

                  The Corporation is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the "Quarterly Report") by November 14, 2000, the prescribed deadline for filing, for the following reasons:

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                  1. The attention of the Corporation's officers and employees has been diverted to the negotiation and implementation of the agreement with Borgstena for the sale of the automotive fabrics assets of the Corporation, each of which required the full attention of the Corporation's officers and employees responsible for preparing the Quarterly Report prior to the announcement of the agreement and afterwards.

                  2. The proximity of implementing the agreement with Interface for the sale of the furniture fabrics assets of the Corporation, the negotiation and implementation of the agreement with Borgstena for the sale of the automotive fabrics assets of the Corporation and the impact of the sale of the furniture fabrics assets on the Corporation's financial statements for the quarter ended September 30, 2000 make it difficult to provide complete and appropriate disclosure in the Quarterly Report in the short time period between the execution and implementation of the sale of the automotive fabrics assets to Borgstena and the filing deadline for the Quarterly Report.

                  The Corporation believes that the delay in filing will allow the Corporation to cause its officers and employees to provide complete and appropriate disclosure regarding the sale of the furniture fabrics assets and the automotive fabrics assets and the related impact on the Quarterly Report.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                   James A. Ovenden             (803)              771-4434
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                        (Name)               (Area Code)      (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 Yes  [X] No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 Yes  [X] No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         There will be a significant change in the results of operations from the corresponding period for the fiscal year ended September 30, 1999 reflected in the Quarterly Report as a result of the sale of the furniture fabrics assets and the automotive fabrics assets of the Corporation's Chatham Division. Pursuant to APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the Corporation will be required to report the results of operations of the Chatham Division and the related loss on disposal of the Chatham Division as discontinued operations. This change will impact both the results of operations presented for the corresponding periods ending September 30, 2000, as well as the balance sheet in order to segregate the net assets associated with the discontinued operation.


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                              CMI INDUSTRIES, INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    November 13, 2000            By:   /s/ James A. Ovenden
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                                            James A. Ovenden
                                            Executive Vice President and Chief
                                            Financial Officer